HOOKIPA Pharma Inc.

350 Fifth Avenue, 72nd Floor, Suite 7240

New York, New York 10118

May 22, 2020

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             HOOKIPA Pharma Inc.: Registration Statement on Form S-3 filed May 15, 2020 (File No. 333-238311)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), HOOKIPA Pharma Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 27, 2020, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Robert Puopolo of Goodwin Procter LLP at (617) 570-1393.

Sincerely,
HOOKIPA Pharma Inc.

/s/ Joern Aldag

Joern Aldag
Chief Executive Officer

cc:	Reinhard Kandera, HOOKIPA Pharma Inc.
Daniel Courtney, Esq. HOOKIPA Pharma Inc.
Robert Puopolo, Esq., Goodwin Procter LLP
Seo Salimi, Esq., Goodwin Procter LLP